SBIS Item 77D
Smith Barney Dividend Strategy Fund & Smith Barney
Dividend Strategy Portfolio


(a) Prior to November 1, 2004, the Fund sought to invest at least 80% of its net assets in the equity securities of U.S. large cap issuers and related investments. Since
November 1, 2004, the Fund's investment policy has been to invest at least 80% of the Fund's assets in dividend paying stocks.

(b) - (g): N/A